Exhibit 99.1

Brenmiller Energy Achieves Significant Project Milestone: On-Track to Save Tempo Beverages $7.5 Million in Energy Costs Using Thermal Energy Storage

●	Brenmiller is replacing Tempo’s fossil fuel boilers with a 32 MWh bGen™ thermal energy storage system to deliver sustainable process heat that is expected to mitigate 6,200 tons of carbon emissions annually

●	Tempo, partially owned by Heineken International B.V., is one of Israel’s largest producers and distributors of beverages for brands including Heineken and Pepsi

●	Completion of the Tempo project as planned is expected to accelerate and support the conversion of Brenmiller’s current substantial $440 million dollar commercial pipeline into projects with revenues

bGen™ system components for Tempo Beverages at Brenmiller Energy's gigawatt manufacturing facility

Tel Aviv, Israel – December 23, 2024---Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” or the “Company”) (Nasdaq: BNRG), a leading global technology provider of thermal energy storage (“TES”) solutions to industrial and utility customers, today announced that it has achieved a major contractual milestone in its groundbreaking TES project for Tempo Beverages Ltd. (“Tempo”) and a critical financial benchmark representing 40% of Tempo’s financial commitment to the project.

Manufacturing of the Company’s bGentm components will be completed at Brenmiller’s gigafactory and are expected to be shipped on-site for assembly starting mid-January 2025. The Company remains on track to complete the TES system commissioning for Tempo in 2025.

“Our recent accomplishments underscore our dedication to maintaining rigorous project schedules and our ability to deliver on our promises to stakeholders,” said Avi Brenmiller, Chairman and Chief Executive of Brenmiller Energy. “We are excited to move forward with system assembly at Tempo’s beverage processing facility and remain committed to achieving our ambitious timeline for commissioning in 2025.”

Brenmiller is set to replace Tempo’s fossil fuel boilers with a 32 MWh bGen™ ZERO TES system. By enabling the switch from heat derived from fossil fuels to heat derived from electricity, eliminating the use of approximately 2,000 tons of heavy fuel each year, Brenmiller’s bGen™ is estimated to mitigate over 6,200 tons of carbon emissions annually and save Tempo an estimated $7.5 million over 15 years.

For more information about the project and Brenmiller Energy’s latest updates, please visit www.bren-energy.com or contact Tori Bentkover at brenmillerenergy@antennagroup.com.

About bGen™

bGen™ ZERO is Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ ZERO charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ ZERO also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ ZERO was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ ZERO thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the company’s website at https://bren-energy.com/ and follow the company on X and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the company is using forward-looking statements in this press release when it discusses: that the Company’s bGen™ thermal energy storage system will replace Tempo’s fossil fuel boilers and is expected to mitigate 6,200 tons of carbon emissions annually, eliminating the use of approximately 2,000 tons of heavy fuel each year, and save Tempo an estimated $7.5 million over 15 years; that the Completion of the Tempo project as planned is expected to accelerate and support the conversion of the Company’s current substantial $440 million dollar commercial pipeline into projects with revenues; that the manufacturing of the Company’s bGen™ components will be completed at the Company’s gigafactory and are expected to be shipped on-site for assembly starting mid-January 2025; that the Company remains on track to complete the TES system commissioning for Tempo in 2025; and the Company’s ability to deliver on its promises to stakeholders. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain crucial factors may affect the company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the company’s results include, but are not limited to: the company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the company, including those set forth in the Risk Factors section of the company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 18, 2024, which is available on the SEC’s website, www.sec.gov. The company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contacts:

Tori Bentkover

brenmillerenergy@antennagroup.com